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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON H. DIAMOND (203) 418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO, CPA, PC d/b/a TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2016

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING PRINCIPAL

Title

Notary Public

DONNA HART
Notary Public
Connecticut
My Commission Expires Dec 31, 2019

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

DECEMBER 31, 2016

TABLE OF CONTENTS

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Herbert J. Sims & Co., Inc and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co., Inc and Subsidiaries as of December 31, 2016, and the related notes to the consolidated financial statements. This financial statement is the responsibility of Herbert J. Sims & Co., Inc and Subsidiaries management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Herbert J. Sims & Co., Inc and Subsidiaries as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Tarlow & Co., C.P.A.'s

New York, New York

February 27, 2017

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents (Note)	$ 806,995
Securities owned, at fair value (Note)	6,640,319
Accrued interest receivable	61,774
Other receivables	349,854
Due from clearing agent (Note)	5,365,112
Certificates of deposit (Note)	2,246,361
Employee loans and other advances (Note)	1,699,391
Prepaid expenses	1,739,627
Furniture, equipment & leasehold improvements, net (Note)	645,525
Deposits	142,917
Secured demand note receivable collateralized by marketable Securities (Note)	250,000
TOTAL ASSETS	$19,947,875

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 5,732,335
Income Taxes (Note)	443,800
Deferred income taxes (Note)	443,000
Subordinated borrowings (Note)	250,000
TOTAL LIABILITIES	$ 6,869,135
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939
Additional paid in capital	184,212
Retained earnings	13,473,372
Treasury stock	(643,783)
TOTAL STOCKHOLDER'S EQUITY	$13,078,740
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$19,947,875

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:

Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc.
Braintree Capital Partners, LLC

All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

c. Cash Equivalents

Cash equivalents are defined as unrestricted short term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000.

d. Furniture, Equipment & Leasehold Improvements

Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of economic useful life of the improvement or over the term of the lease which range from 1 to 6 years in

2. SIGNIFICANT ACCOUNTING POLICIES

d. Furniture, Equipment & Leasehold Improvements (con't)

length. Depreciation and amortization expense was $253,562 for the year. Cost of maintenance and repairs that do not improve or extend lives of assets are expensed as incurred.

e. Employees Loans and Advances

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,699,391 at December 31, 2016. The loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

f. Commission Income and Related Clearing Expenses

Acting as a principal, the Company earns substantially all commission income by buying and selling securities and various other investment products on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement basis.

g. Investment Banking

Investment banking revenues include income and fees, net of direct expenses arising from fixed income securities offerings in which the Company acts as underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

h. Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally three business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

i. Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $1,316,082 for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

j. Income Taxes

The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

The Company accounts for deferred income taxes using the asset and liability method. Certain income and expense items are accounted for in different financial reporting periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statement for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred income tax assets, when as determined by management, it is more likely than not that the tax benefit will not be realized.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based upon their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

k. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017 the date the financial statements are available to be issued.

l. New Accounting and Authoritative Guidance

In November 2015, the FASB issued ASU No. 2015-17 - Income Taxes (Topic 740): Balance Sheet Classification of Deferred Income Taxes. The amendments in this update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. Amendments are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within these annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The Company does not believe the adoption of ASU 2015-17 will have an effect on its future financial position and results of operations.

In January 2016, The FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated ventures, and limited liability companies) to be measured at fair value recognized through net income. An entity's equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included in the scope of this ASU.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

1. New Accounting and Authoritative Guidance (con't)

The amendments allow equity investments that do not have readily available fair values to be measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The amendments improve financial reporting by providing relevant information about an entity's equity investments and reducing the number of items that are recognized in other comprehensive income. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption of this ASU, for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, is permitted. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In January 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginnings after December 15, 2020. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

3. SECURITIES OWNED

Securities owned at December 31, 2016 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$ 6,294,521
Corporate bonds - at fair value	345,798
	$ 6,640,319

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

4. CERTIFICATES OF DEPOSIT

The Company invests surplus cash in certificates of deposit that range in maturity from 6 months to 18 months from the acquisition date. There were no positions that exceeded the FDIC insurance limit of $250,000.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy.

Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$806,995	$-	$-	$806,995
Securities owned:				
Municipal bonds - fixed rate	$5,664,931	$629,590	$-	$6,294,521
Corporate bonds	345,798	-	-	345,798
	$6,010,729	$629,590	$-	$6,640,319
	$6,817,724	$629,590	$-	$7,447,314

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Furniture	$559,229	$526,853	$32,376
Equipment	854,860	334,366	520,494
Leasehold Improvements	206,854	114,199	92,655
	$1,620,943	$975,418	$645,525

7. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

8. SUBORDINATED BORROWING

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2017. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $250,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

9. INCOME TAXES

Income tax provisions of the Company consist of the following:

Current	$295,177
Deferred	(121,000)
Provision for income taxes	$174,177

Deferred income tax expense of $121,000 results from net differences between deferred tax assets and deferred tax liabilities of $443,000 primarily arising from differences in depreciation and amortization of fixed and intangible assets. The Company has provided for deferred income taxes using Federal and state rates of 35% and 8%, respectively.

10. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2016 the Company made no contribution to the plan.

11. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding Inc. and Herbert J. Sims Capital Management, Inc. All intercompany transactions have been eliminated from the consolidation.

The Company acting as placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company realized revenue in the amount of $6,052,257. Income from related parties accounted for approximately 18% of total revenue for the year ended December 31, 2016. As of December 31, 2016 the Company carried a receivable of $163,031 due from the related party.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2016, there were no open contractual commitments relating to such transactions.

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Massachusetts, Maryland, Pennsylvania, Puerto Rico and Texas under agreements extending through March 2021. The Company is required to pay all executory costs such as real estate taxes, maintenance and insurance which are all considered contingent rentals. Pursuant to ASC 820, the aggregate of the future minimum lease payments is amortized on the straight-line basis over the term of the lease. The difference between rent expense calculated on the straight-line basis and rent incurred pursuant to the monthly lease terms paid is recorded as deferred rent. Minimum annual rentals are as follows:

2017	$1,062,454
2018	523,867
2019	134,090
2020	113,937
2021	14,441
	$1,848,789

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2016 cash on deposit in high quality financial institutions exceeded Federal Deposit Insurance Corporation limits by approximately $151,793. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization is $5,365,112.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition.

14. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

15. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company's net capital and aggregate indebtedness, as defined, were $6,411,004 and $5,496,220 respectively. The net capital ratio was 85.73 or .8573%. Net excess capital was $6,044,591.

16. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-1424.